SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               AMB Financial Corp.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   001984 10 3
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                                 (CUSIP Number)


                               Daniel T. Poludniak
                               8230 Hohman Avenue
                           Munster, Indiana 46321-1579
                                 (219) 836-5870
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
                              CUSIP No. 001984 10 3

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel T. Poludniak
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF, OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                         7.        SOLE VOTING POWER

                                   28,859
                         --------  ---------------------------------------------
                         8.        SHARED VOTING POWER
   NUMBER OF
    SHARES                         10,655
 BENEFICIALLY            --------  ---------------------------------------------
  OWNED BY               9.        SOLE DISPOSITIVE POWER
EACH REPORTING
 PERSON WITH                       28,859
                         --------  ---------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                                   10,655
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     41,335
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.31%
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14.  TYPE OF REPORTING PERSON

     IN
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

                                  SCHEDULE 13D
                              CUSIP No. 001984 10 3

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edwina Poludniak
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF, OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                         7.        SOLE VOTING POWER

                                   1,671
                         --------  ---------------------------------------------
                         8.        SHARED VOTING POWER
  NUMBER OF
   SHARES                          0
BENEFICIALLY             --------  ---------------------------------------------
  OWNED BY               9.        SOLE DISPOSITIVE POWER
EACH REPORTING
 PERSON WITH                       1,671
                         --------  ---------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                                   0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     41,335
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.31%
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14.  TYPE OF REPORTING PERSON

     IN
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

Item 1. Security and Issuer
---------------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of AMB Financial Corp. ("AMB") with its main office located at 8230 Hohman Avenue, Munster, Indiana 46321-1579.

Item 2. Identity and Background
-------------------------------

     Daniel T. Poludniak is the Vice President, Treasurer and Chief Financial Officer of AMB. Mr. Poludniak's business address is 8230 Hohman Avenue, Munster, Indiana 46321-1579. During the last five years, Mr. Poludniak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Poludniak is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     Mr. Poludniak has acquired beneficial ownership of 41,355 shares of Common Stock acquired as follows:

     Through the date hereof, Mr. Poludniak has acquired 15,370 shares of Common Stock with personal funds for an aggregate purchase price of approximately $120,920. These shares are held in the Daniel T. Poludniak Revocable Trust, for which Mr. Poludniak, acts as Trustee.

     Mr. Poludniak's wife, Edwina Poludniak, owns 1,671 shares of Common Stock, which were purchased using personal funds for an aggregate purchase price of approximately $11,140.

     Mr. Poludniak's son, Scott Poludniak, owns 150 shares of Common Stock, which were purchased using personal funds for an aggregate purchase price of approximately $1,000.

     On October 23, 1996, Mr. Poludniak was awarded 5,937 shares of restricted Common Stock, which are now vested. Also, on October 23, 1996, Mr. Poludniak was awarded options to purchase 13,489 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant all of which are now vested. The awards of restricted Common Stock and options were granted to Mr. Poludniak at no cost to him.

     Through the date hereof, Mr. Poludniak has acquired beneficial ownership of 10,655 shares of Common Stock through the AMB Corporation Employee Stock Ownership Plan (the "ESOP"), for which Home Federal Savings Bank, Columbus, Indiana, acts as Trustee. These shares were purchased with funds contributed by American Savings, FSB, the subsidiary of AMB for an aggregate purchase price of approximately $71,000.

Item 4. Purpose of Transaction
------------------------------

     Except with respect to Mr. Poludniak's ESOP allocations, stock options and shares of restricted stock awarded to him by AMB, all of the shares acquired by Mr. Poludniak, directly or indirectly, were acquired for investment purposes. Mr. Poludniak may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of AMB for investment purposes or dispose of shares of AMB.

     As Chief Financial Officer of AMB, Mr. Poludniak regularly explores potential actions and transactions which may be advantageous to the Company including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes to the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capital structure, securities, regulatory and reporting obligations of the Company. Except as noted above, Mr. Poludniak has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of AMB, or the disposition of securities by AMB;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMB or any of its subsidiaries;

     (c) a sale or transfer of material amount of assets of AMB or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of AMB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of AMB;

     (f) any other material change in AMB's business or corporate structure;

     (g) changes in AMB's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMB by any persons;

     (h) causing a class of securities of AMB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of AMB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Mr. Poludniak beneficially owns an aggregate of 41,355 shares of Common Stock, constituting 5.31% of the number of shares of such Common Stock outstanding on the date hereof.

     (b) With respect to the 41,355 shares of Common Stock owned beneficially by Mr. Poludniak, such amounts include:

     (1) 15,370 shares held in the Daniel T. Poludniak Revocable Trust over which Mr. Poludniak has sole voting power and sole dispositive power.

     (2) 1,671 shares of Common Stock over which Mr. Poludniak's spouse, Edwina Poludniak, has sole voting and sole dispositive power.

     (3) 150 shares of Common Stock over which Mr. Poludniak's son, Scott Poludniak, has sole voting and sole dispositive power.

     (4) 10,655 shares over which Mr. Poludniak has shared voting and dispositive power (under the terms of the ESOP), with Home Federal Savings Bank, N.A., a federally chartered savings bank, with its principal business address at 501 Washington Street, Columbus, Indiana 47202-0408.

     (5) Options to purchase 13,489 shares of Common Stock which upon exercise Mr. Poludniak will have sole voting and sole dispositive power.

     Mr. Poludniak's spouse, Edwina Poludniak, address is 8129 Kooy Drive, Munster, Indiana. Edwina Poludniak is a homemaker. During the last five years, Edwina Poludniak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Edwina Poludniak is a citizen of the United States of America.

     Mr. Poludniak's son, Scott Poludniak, address is 4047 N. Sheridan Road, Chicago, Illinois. Scott Poludniak is a CPA/Financial Analyst for Kraft Foods, Inc., 1 Kraft Court, Glenview, Illinois 60025. During the last five years, Scott Poludniak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Scott Poludniak is a citizen of the United States of America.

     (c) No transactions have been effected in the past sixty days.

     (d) No person other than Mr. Poludniak is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Poludniak, except for the 1,671 shares held by Mr. Poludniak's wife, the 150 shares held by Mr. Poludniak's son and the 10,655 shares held in Mr. Poludniak's ESOP account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
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Securities of the Issuer
------------------------

     Except with respect to shares held in the ESOP and stock options, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Poludniak and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except with respect to shares held in the ESOP and stock options, none of the Common Stock beneficially owned by Mr. Poludniak is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     1. Agreement regarding joint filing

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 9, 2003                      /s/ Daniel T. Poludniak
                                         ---------------------------------------
                                         Daniel T. Poludniak


Date: April 9, 2003                      /s/ Edwina Poludniak
                                         ---------------------------------------
                                         Edwina Poludniak

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

The undersigned each agree that the Schedule 13D being filed in connection with their respective ownership of Common Stock in AMB Financial Corporation on or about April 9, 2003, is being filed by the undersigned as a group.


CONFIRMED AND AGREED TO:


/s/ Daniel T. Poludniak                  /s/ Edwina Poludniak
--------------------------               --------------------------
Daniel T. Poludniak                      Edwina Poludniak
Date: April 9, 2003                      Date: April 9, 2003